Filed by Nuveen Build America Bond Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen Build America Bond Opportunity Fund

Commission File No. 811-22425

Nuveen Build America Bond Fund

Nuveen Build America Bond Opportunity Fund

IMPORTANT NOTICE:

Please exercise your right to vote as soon as possible!

Dear Shareholder:

We recently sent you a Joint Proxy Statement/Prospectus concerning important proposals affecting your fund(s), which will be considered at an Annual Meeting of Shareholders of the funds on June 21, 2018, at 2:00 p.m. Central Time, at the offices of Nuveen, LLC, 333 West Wacker Drive, Chicago, Illinois 60606. This letter was sent because you held shares in the fund(s) on the record date and we have not received your vote.

YOUR FUND’S BOARD RECOMMENDS THAT YOU VOTE “FOR” EACH PROPOSAL

YOUR VOTE IS VERY IMPORTANT

VOTING NOW HELPS MINIMIZE PROXY COSTS, AVOIDS UNNECESSARY

COMMUNICATIONS AND ELIMINATES PHONE CALLS TO SHAREHOLDERS

Please vote using one of the following options:

1.	VOTE ONLINE:

Log on to the website or scan the QR code shown on your voting instrument. Please have your voting instrument in hand to access your control number (located in the box) and follow the on-screen instructions.

2.	VOTE BY TOUCH-TONE TELEPHONE:

Call the toll free number listed on your voting instrument. Please have your voting instrument in hand to access your control number (located in the box) and follow the recorded instructions.

3.	VOTE BY MAIL:

Complete, sign and date your voting instrument and then return it in the enclosed postage paid envelope.

The Joint Proxy Statement/Prospectus we sent you contains important information regarding the proposals that you and other shareholders are being asked to consider. Please read the instrument carefully. If you have any questions regarding the proposals, or need assistance with voting, you may call Computershare Fund Services, the funds’ proxy solicitor, toll free at 1-866-963-5818.

View or download the Joint Proxy Statement/Prospectus:

http://www.nuveenproxy.com/Closed-End-Fund-Proxy-Information/

Thank you for your prompt attention to this matter. If you have already voted, we appreciate your participation.